Exhibit 99.1

FCA Announces Plans to Separate Magneti Marelli

The Board of Directors of Fiat Chrysler Automobiles N.V. ("FCA") (NYSE: FCAU / MTA: FCA) announced today that it has authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from FCA and to distribute shares of a new holding company for Magneti Marelli to the shareholders of FCA. The separation is expected to be completed by the end of 2018 or early 2019 and shares of Magneti Marelli are expected to be listed on the Milan stock exchange.

“The separation will deliver value to FCA shareholders, while providing the operational flexibility necessary for Magneti Marelli’s strategic growth in the coming years. The spin-off will also allow FCA to further focus on its core portfolio while at the same time improving its capital position,” FCA CEO Sergio Marchionne said. “A separation of FCA and Magneti Marelli is a key ingredient of the 2018-2022 Business Plan which will be communicated in June,” Marchionne continued, “the FCA Board of Directors are confident that this separation is the proper next step, and will be beneficial for Magneti Marelli, FCA and our shareholders.”

The separation of Magneti Marelli will be subject to customary regulatory approvals, tax and legal considerations, final approval of the transaction structure by the FCA Board of Directors and other customary requirements. FCA may, at any time and for any reason, modify or terminate the proposed transaction, and there can be no assurances regarding the ultimate timing or completion of the proposed transaction.

London, 5 April 2018

This document does not constitute an offer to exchange, sell or buy securities. There shall not be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.
This press release contains forward-looking statements. These statements are based on the FCA Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation, production difficulties, including capacity and supply constraints, and many other risks and uncertainties, most of which are outside of the FCA Group’s control.

For further information:
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